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December 30, 2015

VIA EDGAR AND ELECTRONIC MAIL

Daniel F. Duchovny
Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Re:	MYR Group Inc.
Response to Comment Letter filed on December 22, 2015
Filed by Engine Capital Management, LLC, et. al.
File No. 001-08325

Dear Mr. Duchovny:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated December 24, 2015 (the “Staff Letter”), with regard to the above-referenced response letter filed by Engine Capital, L.P. and its affiliates (collectively, “Engine”) on December 22, 2015 with respect to certain soliciting materials filed by Engine on December 9, 2015 (the “Soliciting Materials”) with respect to MYR Group Inc. (“MYRG” or the “Company”).  We have reviewed the Staff Letter with Engine and provide the following responses on its behalf.  For ease of reference, the comments in the Staff Letter are reproduced in italicized form below.

1.
We note your response to prior comment 1. Please tell us the source for your assertion that the company’s EBITDA in 2017 will be between $80 and $90 million and that the cash balance in 2017 will be around $50 million. Also, explain to us why you are using 2017 figures instead of 2016 and confirm that in future similar disclosure you will clarify that the basis of your statements are amounts for 2017. Finally, confirm that you will disclose that the basis for your EBITDA multiple is from the Pike Corporation’s proxy statement in 2014. We may have further comments.

Engine acknowledges the Staff’s comment and advises the Staff on a supplemental basis that in connection with the above-referenced assertion, Engine estimates the Company’s 2017 (i) revenue at approximately $1,150 million, which is conservative given that it is below the analysts’ consensus for the Company’s 2017 revenue, which is at $1,210 million (as per CapitalIQ), (ii) gross margin at approximately 11 to 12%, which out of conservatism is below the Company’s range as per the CFO’s comments during the first quarter 2015 earnings call1, (iii) SG&A expenses (selling, general and administrative expenses) at approximately 7.5% of sales (see table below), and (iv) D&A (depreciation and amortization) at approximately 3.5% of sales (see table below).

1 Paul J. Evans: “. . . But again, as we've said about the margins, whether it's C&I margins or T&D margins, I don't think we see any dramatic change, and I will still hold to the range that I've said on calls before between 12% to 14% that you'll still see that based on our mix going forward.”

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December 30, 2015

Using these figures, Engine arrives at an estimated 2017 EBITDA number of between $80.5 million and $92 million, as displayed in the chart below.

With respect to Engine’s assertion that “the cash balance in 2017 will be around $50 million”, Engine refers the Staff to the Company’s disclosure in its most recent 10-Q filed with the Commission on November 4, 2015, which states that the Company’s cash at the end of the third quarter was $30 million.  Based on the Company’s past quarterly statements for the fourth quarter, Engine notes that MYRG’s fourth quarter is historically very cash flow generative.  Engine refers the Staff, for example, to the Company’s cash flows from operations of $21.4 million and $29.3 million in the fourth quarter of 2014 and 2013, respectively.  Accordingly, Engine estimates that the Company will generate at least $20 million in the fourth quarter of 2015, leading to a cash balance of approximately $50 million.

Engine also advises the Staff on a supplemental basis that it uses 2017 numbers because it believes that in the next few months, the market and potential buyers will start focusing on 2017 numbers as the relevant time period to value the Company.   Engine confirms that in future filings if similar disclosure is used, Engine will clarify that the basis of its statements are amounts for 2017.  Engine also confirms that in future filings it will disclose the basis for its EBITDA multiple, including reference to the precedent transactions disclosed in Pike Corporation’s 2014 proxy statement as well as its discussions with industry participants (please refer to Engine’s initial response to the Staff’s prior comment 2, second bullet point).

2.	We note your response to prior comment 2.

•
With respect to the first bullet point, please provide us additional information about the investments, such as when did you invest? What was the size of your investment? How were you an active security holder? How did you participate in taking two companies public?

Engine acknowledges the Staff’s comment and provides the Staff with the following supplemental support:

▪
Michael Baker Corporation (“Michael Baker”):  Mr. Ajdler was an active security holder of Michael Baker as he publicly called on the company to review strategic options in December 2012 (please refer to Mr. Ajdler’s public letter to Michael Baker, dated December 26, 2012, which is available for viewing at the following link: http://www.prnewswire.com/news-releases/crescendo-partners-sends-letter-to-board-of-directors-of-michael-baker-corporation-184845281.html).

December 30, 2015

▪
Primoris Services Corporation ("Primoris”):  Mr. Ajdler was an observer of the Primoris Board of Directors from July 2008 to July 2009 following the business combination between Rhapsody Acquisition Corp. (“Rhapsody”) and Primoris.

▪
Hill International (“Hill”):  Mr. Ajdler was a member of the Hill Board of Directors from June 2006 to June 2009 following the business combination between Arpeggio Acquisition Corporation (“Arpeggio”) and Hill.

▪	AECOM: Although Engine is a passive investor in the company, it invested in AECOM in February 2015 and represents 1.4% of Engine’s capital.

In addition, Engine notes that Mr. Ajdler was the CFO and a director of Arpeggio, an OTC Bulletin Board-listed blank check company formed to effect a business combination with an operating business.  Arpeggio merged with Hill and effectively took Hill public in June 2006.  Mr. Ajdler was also a director of Rhapsody, an OTC Bulletin Board-listed blank check company formed to effect a business combination with an operating business.  Rhapsody merged with Primoris and effectively took Primoris public in July 2008.  As a director and/or member of the management team that took these companies public, Mr. Ajdler performed significant due diligence on these companies, their competitors, their industries and their valuations.

•
With respect to the fourth bullet point, confirm that any future similar disclosure will clarify that the basis for your statement is NOT the company’s security holders and that you are solely inferring that the company’s security holders would support a specific course of action based on market forces that are much broader than just the company’s industry.

Engine acknowledges the Staff’s comment and hereby confirms that any future similar disclosure will clarify that the basis for Engine’s statement is not the Company’s security holders and that Engine is solely inferring that the Company’s security holders would support a specific course of action based on market forces that are much broader than just the Company’s industry.

•	With respect to the fifth bullet point, please confirm that any future similar disclosure will clarify that market to which you refer is significantly broader than the company’s market.

Engine acknowledges the Staff’s comment and hereby confirms that any future similar disclosure will clarify that the market to which Engine refers is significantly broader than the Company’s market.

•	With respect the sixth bullet point, please confirm that any future similar disclosure will describe the basis for your belief relating to the company’s balance sheet.

Engine acknowledges the Staff’s comment and hereby confirms that any future similar disclosure will describe the basis for Engine’s belief relating to the Company’s balance sheet.

December 30, 2015

•	With respect to the seventh bullet point, please provide us additional information about your discussions with industry participants.

Engine acknowledges the Staff’s comment and advises the Staff on a supplemental basis that it engaged in discussions with the management teams of the Company and some of its competitors as well as former employees of some of these companies. Engine also engaged in discussions with a number of investment bankers who know the space.  These discussions generally involved prospects for the industry, quality of the management team, a better understanding of the capital expenditures requirements, competitive pressures, attractiveness of the Company as a potential M&A target and valuations.

•	We reissue the eighth bullet point: we do not believe you have provided sufficient support for your prior disclosure.

Engine acknowledges the Staff’s comment and advises the Staff on a supplemental basis that in addition to the response previously provided to the Staff, it believes a strategic buyer would be able to cut costs of at least 2.5% of sales (approximately one-third of the Company’s current SG&A as a % of sales, which is based upon its discussions with industry participants) by removing overhead, combining offices, eliminating public company costs and taking advantage of labor efficiencies, which would equate to $29 million.  The acquisition of MYRG would therefore lead a buyer to add to its own EBITDA, (i) MYRG 2017 EBITDA, which as discussed above, Engine estimates to be between $80 to $90 million and (ii) another $29 million of cost savings (discussed above), which equates to an estimated total of between $109 million and $119 million.  Further, Engine believes that these cost savings would be available to a strategic buyer or a private equity firm with a portfolio company in the space.

Sincerely,

/s/ Meagan Reda

Meagan Reda

cc:	Arnaud Ajdler, Engine Capital, L.P.
Andrew Freedman, Olshan Frome Wolosky LLP